UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **AGA COMPLETES ACQUISITION OF NEVADA PROPERTIES**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

ANGLOGOLD ASHANTI COMPLETES ACQUISITION OF NEVADA PROPERTIES FROM COEUR MINING

Further to the announcement of 19 September 2022, AngloGold Ashanti is pleased to announce that the various conditions to the acquisition by AngloGold Ashanti of Coeur Sterling, Inc., which owns neighbouring properties to AngloGold Ashanti's properties in the Beatty district of southern Nevada, have been satisfied and the transaction has now closed.

AngloGold Ashanti has paid the closing consideration of $150 million to Coeur Mining, Inc. and will now incorporate the Coeur Sterling properties into its plans to realise the potential of the Beatty district as a new gold production centre for the Company.

ENDS

 4 November 2022
 Johannesburg

 JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>
Andrea Maxey   +61 08 9435 4603/ +61 400 072 199   amaxey@anglogoldashanti.com
Chipo Mrara   +27 11 637 6012/+27 60 571 0797   camrara@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

<u>**Investors**</u>
Andrea Maxey   +61 08 9435 4603/ +61 400 072 199   amaxey@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 4, 2022

By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary